SUPPLEMENT NO. 1
                              to
               Prospectus Dated October 16, 1996

                      1,768,165 Shares of

             PLANET HOLLYWOOD INTERNATIONAL, INC.

                     Class A Common Stock
                       ($.01 par value)




     This Prospectus Supplement relates to the offer and sale from time to time by each of the stockholders listed under "Selling Stockholders" (collectively, the "Selling Stockholders") of up to a total of 1,768,165 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Planet Hollywood International, Inc. (the "Company"). Such shares may be offered in amounts, at prices and on terms to be determined at the time of sale. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of such shares.

     This Prospectus Supplement contains financial information as of and for the thrity-nine weeks ending September 29, 1996.

     The shares of Class A Common Stock to which this Prospectus Supplement relates may be offered and sold from time to time by the Selling Stockholders to or through one or more brokers, dealers or agents or directly to purchasers. See "Plan of Distribution."






                ---------------------------------------

     The date of this Prospectus Supplement is November 21, 1996.

=====================================================================
                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ----------------------

                               FORM 10-Q

(Mark One)

      [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

             For the quarterly period ended September 29, 1996

                                  OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ____________ to __________

                    Commission File Number 00028230

                       -------------------------

                 Planet Hollywood International, Inc.
        (Exact name of registrant as specified in its charter)


           Delaware                            59-3283783
(State or other jurisdiction of                 (I.R.S.
Employer Incorporation or organization)    Identification No.)

        7380 Sand Lake Road, Suite 600, Orlando, Florida 32819
      (Address of principal executive office, including zip code)

                            (407) 363-7827
         (Registrant's telephone number, including area code)

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

          As of November 11, 1996, there were 95,972,565 shares of the registrant's Common Stock outstanding.

                 PLANET HOLLYWOOD INTERNATIONAL, INC.

                                 INDEX


Part I.   FINANCIAL INFORMATION

          Item 1. Financial Statements

                  Condensed Consolidated Balance Sheets--September 29, 1996 and December 31, 1995

                  Condensed Consolidated Statements of Operations-- Thirteen Weeks and Thirty-Nine Weeks ended
                  September 29, 1996 and October 1, 1995

                  Condensed Consolidated Statements of Cash Flows-- Thirty-Nine Weeks ended September 29, 1996 and October 1, 1995

                  Notes to Condensed Consolidated Financial Statements

          Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


Part II.  OTHER INFORMATION

          Item 6.  Exhibits and Reports on Form 8-K
                   Signature Page

                    PART I--FINANCIAL INFORMATION


ITEM 1.   FINANCIAL STATEMENTS


                 CONDENSED CONSOLIDATED BALANCE SHEETS
                  Stated in thousands of U.S. Dollars

                               September 29,     December 31,
                                   1996              1995
                               -------------     ------------
                                (Unaudited)

                            ASSETS

Current assets:
   Cash and cash
     equivalents ............     $ 63,342          $ 14,923
   Accounts receivable ......       13,329             7,093
   Inventories ..............       15,431            12,769
   Prepaid expenses .........        7,996             3,701
   Other current assets .....       15,781            17,369
                                  --------          --------
       Total current
         assets .............      115,879            55,855
Property and equipment,
     net ............              222,404           169,997
Investment in affiliated
   entities ................         8,683             5,574
Other assets, net ..........        28,927             8,759
                                  --------          --------
                                  $375,893          $240,185
                                  ========          ========


       LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and
     accrued liabilities ....     $ 45,098          $ 39,619
   Notes payable--current ...          173               708
                                  --------          --------
       Total current
         liabilities ........       45,271            40,327
Deferred rentals ...........        10,041             6,502
Notes payable and other ....         4,323            51,995
Notes payable to
   shareholders .............         --              70,750
Deferred credits ...........        19,800            17,000
                                  --------          --------

       Total liabilities ....       79,435           186,574
                                  --------          --------

Minority interests .........          --              10,466
                                  --------          --------

Redeemable warrants ........          --              15,000
                                  --------          --------

Shareholders' equity:
   Common stock--Class A ....          942               801
   Common stock--Class B ....          115                --
   Capital in excess of
     par value ..............      252,106             7,807
   Deferred compensation ....         (586)             (770)
   Retained earnings ........       44,228            20,727
   Cumulative currency
     translation adjustment .         (347)             (420)
                                  --------          --------
       Total shareholders'
         equity .............      296,458            28,145
                                  --------          --------
                                  $375,893          $240,185
                                  ========          ========

            The accompanying notes are an integral part of
                      these financial statements.

       CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                 Stated in thousands of U.S. Dollars,
                       except per share amounts

                                            Thirty-nine Weeks
                     Thirteen Weeks Ended         Ended
                     --------------------   -----------------
                        Sept. 29,  Oct. 1,  Sept. 29  Oct. 1
                          1996      1995      1996     1995
                        ---------  -------  --------  ------

Revenues .............   $111,840  $78,060  $274,231 $195,609
Costs and expenses:
   Cost of sales ......    27,705   22,155    70,318   55,281
   Operating expenses .    44,492   32,755   114,340   81,595
   General and
     administrative
     expenses .........     4,555    5,861    13,846   13,789
   Depreciation and
     amortization .....     6,875    5,444    20,770   15,539
   Equity in
     unconsolidated
     affiliates .......    (1,603)    (526)   (3,008)    (566)
                          --------  -------  -------- -------
                           82,024   65,689   216,266  165,638
Income from
   operations .........    29,816   12,371    57,965   29,971
Other expenses:
   Interest, net ......      (783)   3,606     3,508    6,737
   Gain on sale
     of subsidiary
     interests ........       --      (611)      --      (611)
   Minority interests .       --     1,128     1,037    2,874
                          --------  -------   -------  -------
Income before income
   taxes ..............    30,599    8,248    53,420   20,971
Provision for income
   taxes ..............    11,169      495    19,498      495
                          --------  -------  -------- --------
Income before
   extraordinary item .    19,430    7,753    33,922   20,476
Extraordinary item,
   net (A) ............       --       --     10,421      --
                          --------  -------  -------- -------
Net income ...........   $ 19,430  $ 7,753  $ 23,501 $ 20,476
                         ========  =======  ======== ========
Earnings per share:
   Income before
     extraordinary
     item .............  $   0.18  $  0.09  $   0.34 $   0.24
                         ========  =======  ======== ========
   Net income .........  $   0.18  $  0.09  $   0.23 $   0.24
                         ========  =======  ======== ========
Weighted average
   shares outstanding .   110,317   86,814   100,625   86,814
                         ========  =======  ======== ========
Supplemental pro forma
   earnings per share:
   Earnings per share
     before extra-
     ordinary item ....                     $   0.35
                                            ========

   Earnings per share--
     net income .......                     $   0.25
                                            ========
Weighted average
   shares outstanding .                      104,460
                                            ========
              The accompanying notes are an integral part
                    of these financial statements.

       CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                  Stated in thousands of U.S. Dollars

                                    Thirty-nine   Weeks Ended
                                    -----------   -----------
                                      Sept. 29,      Oct. 1,
                                        1996          1995
                                      ---------      -------
Net Cash provided by Operating
   Activities ...................      $ 47,878    $  26,555
Cash flows from investing
   activities:
   Additions to property and
     equipment ..................       (56,647)     (59,914)
   Proceeds from sale of
     transportation equipment ...           --         6,450
   Investment in affiliated
     entities ...................           --        (2,973)
   Proceeds from sale of
     subsidiary interest ........           --           900
   Other ........................          (417)        (182)
                                        --------    ---------
Net Cash Used in Investing
   Activities ...................       (57,064)     (55,719)
                                        --------    ---------
Cash flows from financing
   activities:
   Change in restricted cash
     and investments ............           610       (4,436)
   Proceeds from issuance of
     senior subordinated notes ..           --        60,000
   Distributions to minority
     interests ..................          (271)      (1,950)
   Deferred financing costs .....           --        (3,750)
   Proceeds from issuance of
     common stock ...............       196,581          --
   IPO costs and financing
     costs capitalized ..........        (3,810)         --
   Proceeds from notes and
     advances from shareholders .           639       20,000
   Proceeds from issuance of
     notes ......................           --           839
   Repayment of shareholder
     notes payable ..............       (70,750)     (15,611)
   Repayment of notes payable ...       (65,394)      (8,944)
                                        --------     --------
Net Cash Provided by Financing
   Activities ...................        57,605       46,148
                                        --------     --------
Net Increase in Cash and
   Cash Equivalents .............        48,419       16,984
Cash and Cash Equivalents at
   Beginning of Period ..........        14,923        5,024
                                        --------     --------
Cash and Cash Equivalents at
   End of Period ................      $ 63,342     $ 22,008
                                        ========     ========

              The accompanying notes are an integral part
                    of these financial statements.

                 PLANET HOLLYWOOD INTERNATIONAL, INC.

         NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (Unaudited)


1.    Basis of Presentation

          The accompanying unaudited condensed consolidated financial statements of Planet Hollywood International, Inc. have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.

          The information furnished herein reflects all adjustments (consisting of only normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The notes to the condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements contained in the April 18, 1996 Form S-1. Company management believes that the disclosures are sufficient for interim financial reporting purposes.


2.    Stock Offering and Extraordinary Charge

          In April 1996, the Company completed an initial public offering of 12,406,452 shares of common stock at an offering price of $18.00 per share, including 1,618,233 shares from the exercise of the Underwriters' over allotment option. The Company received net proceeds of approximately $196.6 million after the payment of approximately $12.5 million in related underwriting discount and offering costs.

          The Company incurred a one-time extraordinary charge of $10.4 million, net of $5.9 million in taxes, as a result of the early extinguishment of the Senior Subordinated Notes.


3.    Earnings Per Share

          Earnings per share is based on the weighted average number of shares outstanding during the period increased by common equivalent shares (stock options) determined using the treasury stock method.

          Supplement pro forma earnings per share gives effect to the repayment of certain indebtedness by application of a portion of the net proceeds from the initial public offering, as if the prepayment had occurred at the beginning of the fiscal year.


4.    Acquisitions

          The Company acquired the remaining minority interests in All Star Cafe, Inc. and PH London and the minority interests in the Company's subsidiaries that operate Planet Hollywood units in Maui, Washington D.C. and New York. These acquisitions were accounted for using the purchase method of accounting.

          The following unaudited pro forma information has been prepared assuming that these acquisitions took place at the beginning of fiscal 1996. The unaudited pro forma financial information does not purport to be

                 PLANET HOLLYWOOD INTERNATIONAL, INC.

indicative of the results of operations had the transaction been effected on the assumed dates, nor to project results for any future period:

                             Thirteen Weeks   Thirty-nine Weeks
                                 Ended              Ended
                              September 29,     September 29,
                                  1996              1996
                             --------------   -----------------
                                  (dollars in thousands,
                                 except per share amounts)

Revenues ................         $111,840        $274,231
Income before
   extraordinary item ....          19,430          34,342
Net income ..............           19,430          23,921
Earnings per share
   before extraordinary
   item ..................        $   0.18        $   0.32
Earnings per share--
   net income ............        $   0.18        $   0.22

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS


Results of Operations

  Three months ended September 29, 1996 compared to three months ended October 1, 1995

     Revenues. Total revenues increased 43.3% from $78.0 million for the three months ended October 1, 1995 to $111.8 million for the three months ended September 29, 1996.

     Direct revenues increased 32.5% from $77.6 million for the three months ended October 1, 1995 to $102.8 million for the three months ended September 29, 1996, due primarily to the opening of nine Company-owned units after the third quarter of fiscal 1995 with two units opening in the three months ended September 29, 1996. Direct revenues on a same unit basis (14 units) increased 1.4% from $54.0 million for the three months ended October 1, 1995 to $54.7 million for the three months ended September 29, 1996. As a percentage of Direct Revenues, merchandise sales for all Company-owned units decreased from 39.5% for the three months ended October 1, 1995 to 37.9% for the three months ended September 29, 1996, due primarily to the European expansion since the third quarter of 1995. Franchise fees were zero for the three months ended October 1, 1995 and $7.7 million for the period ending September 29, 1996. Royalties increased from $0.5 million for the three months ended October 1, 1995 to $1.4 million for the three months ended September 29, 1996, due primarily to the opening of the Official All Star Cafe in Cancun in the first quarter of 1996 and the opening of eight franchised Planet Hollywood units after the third quarter of fiscal 1995.

     Costs and expenses. Food and beverage costs decreased from 23.7% of food and beverage revenues for the three months ended October 1, 1995 to 22.8% for the three months ended September 29, 1996, primarily as a result of improved buying power and efficiencies from the greater unit base, allowing for favorable negotiations with suppliers. Merchandise costs decreased from 35.9% of merchandise revenues for the three months ended October 1, 1995 to 33.7% for the three months ended October 1, 1996, primarily as a result of improved buying power and favorable negotiation with suppliers. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, increased from 42.2% of Direct Revenues for the three months ended October 1, 1995 to 43.3% for the three months ended September 29, 1996, primarily due to the effect of the opening of Company-owned units in Europe, which generally have higher operating costs, since the third quarter of 1995.

     General and administrative expenses decreased from $5.9 million for the three months ended October 1, 1995 to $4.6 million for the three months ended September 29, 1996, due primarily to substantial legal fees in connection with a lawsuit settled in the third quarter of 1995. As a percent of total revenues, general and administrative expenses decreased from 7.5% for the three months ended October 1, 1995 to 4.1% for the three months ended September 29, 1996, as a result of the larger number of units in operation during the third quarter of fiscal 1996. Depreciation and amortization increased 26.3% from $5.4 million for the three months ended October 1, 1995 to $6.9 million for the three months ended September 29, 1996, due primarily to the larger number of units in operation during the third quarter of fiscal 1996. As a percent of total revenues, depreciation and amortization costs were 7.0% for the three months ended October 1, 1995 and 6.1% for the three months ended September 29, 1996. Equity in income of unconsolidated affiliates increased from $0.5 million for the three months ended October 1, 1995 to $1.6 million for the three months ended September 29, 1996, which was attributable to various unit openings by the Company's minority investments in ECE and PH Asia.

     Interest, net. Net interest decreased from $3.6 million of net interest expense for the three months ended October 1, 1995 to net interest income of $0.8 million for the three months ended September 29, 1996. As a result of repayment of Company debt in the second quarter of 1996 with the proceeds from the IPO, the Company realized net interest income by investing the excess cash on hand.

     Other. Minority interests decreased from $1.1 million for the three months ended October 1, 1995 to zero for the three months ended September 29, 1996, due to the acquisition by the Company of all minority interests in the second quarter of 1996. In the third quarter of 1995, the Company realized a $0.6 million gain on the sale of a portion of its interest in the entity that owned the Washington D.C. Planet Hollywood unit.

     Provision for Income Taxes. The provision for income taxes was $11.2 million for the three months ended September 29, 1996. For the three months ended October 1, 1995, the Company recorded a provision for income taxes of only $0.5 million due to a reversal of a portion of the Company's deferred tax valuation allowance.

     Nine months ended September 29, 1996 compared to nine months ended October 1, 1995

     Revenues. Total revenues increased 40.2% from $195.6 million for the nine months ended October 1, 1995 to $274.2 million for the nine months ended September 29, 1996.

     Direct revenues increased 34.9% from $192.8 million for the nine months ended October 1, 1995 to $260.1 million for the nine months ended September 29, 1996, due primarily to the opening of nine Company-owned units after the third quarter of fiscal 1995, which was partially offset by the sale of the Planet Hollywood unit in Cancun in fiscal 1995. Direct revenues on a same unit basis (9 units) decreased 2.8% from $79.0 million for the nine months ended October 1, 1995 to $76.7 million for the nine months ended September 29, 1996. As a percentage of Direct Revenues, merchandise sales for all Company-owned units decreased from 39.7% for the nine months ended October 1, 1995 to 37.3% for the nine months ended September 29, 1996. Franchise fees were $10.7 million for the nine months ended September 29, 1996, as compared to $2.0 million in 1995. Royalties increased from $0.8 million for the nine months ended October 1, 1995 to $3.5 million for the nine months ended September 29, 1996, due primarily to the opening of the Official All Star Cafe in Cancun in the first quarter of 1996, the opening of eight franchised Planet Hollywood units after the third quarter of fiscal 1995 and the sale of the Planet Hollywood unit in Cancun to a franchisee in fiscal 1995.

     Costs and expenses. Food and beverage costs decreased from 23.9% of food and beverage revenues for the nine months ended October 1, 1995 to 22.7% for the nine months ended September 29, 1996, primarily as a result of improved buying power and efficiencies from the greater unit base, allowing for favorable negotiations with suppliers. Merchandise costs decreased from 35.9% of merchandise revenues for the nine months ended October 1, 1995 to 34.3% for the nine months ended September 29, 1996, primarily as a result of improved buying power and favorable negotiation with suppliers. Operating expenses, which consist primarily of labor, occupancy and other direct unit operating costs, increased from 42.3% of Direct Revenues for the nine months ended October 1, 1995 to 44.0% for the nine months ended September 29, 1996, primarily due to the effect of the opening of Company-owned units in Europe, which generally have higher operating costs, since the third quarter of 1995 and the lower operating costs of the Planet Hollywood unit in Cancun included in the first and second quarters of 1995.

     General and administrative expenses remained flat at $13.8 million for the nine months ended October 1, 1995 and for the nine months ended September 29, 1996, due primarily to cost-cutting efforts. As a percent of total revenues, general and administrative expenses decreased from 7.0% for the nine months ended October 1, 1995 to 5.0% for the nine months ended September 29, 1996, as a result of the larger number of units in operation during the nine months ended September 29, 1996. Depreciation and amortization increased 33.7% from $15.5 million for the nine months ended October 1, 1995 to $20.8 million for the nine months ended September 29, 1996, due primarily to the larger number of units in operation during the nine months ended September 29, 1996. As a percent of total revenues, depreciation and amortization costs were 7.9% for the nine months ended October 1, 1995 and were 7.6% for the nine months ended September 29, 1996. Equity in income of unconsolidated affiliates increased from $0.6 million for the nine months ended October 1, 1995 to $3.0 million for the nine months ended September 29, 1996, which was attributable to the various unit openings by the Company's minority investments in ECE and PH Asia.

     Interest expense, net. Net interest expense decreased from $6.7 million for the nine months ended October 1, 1995 to $3.5 million for the nine months ended September 29, 1996, as a result of repayment of Company debt in the second quarter of 1996 with the proceeds from the IPO.

     Other. Minority interests decreased from $2.9 million for the nine months ended October 1, 1995 to $1.0 million for the nine months ended September 29, 1996, due to the acquisition by the Company of all minority interests in the second quarter of 1996. In the third quarter of 1995, the Company realized a $0.6 million gain on the sale of a portion of its interest in the entity that owned the Washington D.C. Planet Hollywood unit.

     Provision for Income Taxes. The provision for income taxes was $19.5 million for the nine months ended September 29, 1996. For the nine months ended October 1, 1995, the Company recorded a provision for income taxes of only $0.5 million due to a reversal of a portion of the Company's deferred tax valuation allowance.

     Extraordinary item, net. The Company incurred an extraordinary charge in the second quarter of 1996 of $10.4 million, net of $5.9 million in taxes, as a result of the early extinguishment of long-term notes payable.


Liquidity and Capital Resources

     During the quarter ended June 30, 1996, the Company completed an initial public offering and received approximately $197.0 million in net proceeds. The Company used a portion of these proceeds to pay certain indebtedness of approximately $66.0 million of notes payable to an affiliate of a director of the Company, $60.0 million of Senior Subordinated Notes held by institutional investors and notes payable totaling $4.5 million to the President and Chairman of the Company. The remaining of such net proceeds will be used for general corporate purposes, including the development and construction of new units during 1996.

                                PART II

                           OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

        (A) Exhibits:

               Exhibit 27 Financial Date Schedule (FOR SEC USE ONLY)

        (B) Reports on Form 8-K

                No Report on For 8-K was filed during the period covered by this report

                              SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   PLANET HOLLYWOOD
                                   INTERNATIONAL, INC. (Registrant)


                                   By: /s/ ROBERT EARL
                                       ------------------------------
                                              Robert Earl
                                          President and Chief
                                           Executive Officer

Date:  November 12, 1996

                                   By: /s/  THOMAS AVALLONE
                                       ------------------------------
                                               Thomas Avallone
                                           Chief Financial Officer

Date:  November 12, 1996